

December 5, 2012

Via E-mail
Phillip L. Spector
Executive Vice President
Intelsat Global Holdings S.A.
4, rue Albert Borschette
L-1246 Luxembourg

> **Re:** **Intelsat Global Holdings S.A.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 16, 2012**
> **File No. 333-181527**

Dear Mr. Spector:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your cash from operating activities has declined for both financial periods presented (December 31, 2011 vs. December 31, 2010 and September 30, 2012 vs. September 30, 2011). We also note your risk factor discussing your reliance on cash from operations to satisfy your debt service obligations. Please expand your MD&A and risk factor disclosure to address the reasons behind the decrease in your cash from operating activities and whether the decline is indicative of a future negative trend, and if so, how you expect it to affect your debt service obligations.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at

(202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
     Raphael M. Russo